20170155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Eric Orsic
McDermott Will & Emery LLP
eorsic@mwe.com

Re: A.M. Castle & Co.

Dear Mr. Orsic:

This is in regard to your letter dated February 17, 2017 concerning the shareholder proposal submitted by Bryan Suchanyc for inclusion in A.M. Castle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that A.M. Castle therefore withdraws its February 16, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Jeremy L. Havens
Havens Law Firm
jeremy@havenslaw.net

McDermott
Will & Emery

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

February 17, 2017

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended -- Rule 14a-8;
Stockholder Proposal Submitted to A.M. Castle & Co.

Ladies and Gentlemen:

On February 16, 2017, this firm, on behalf of A.M. Castle & Co. (the "Company"), submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") requesting that the Staff concur with the Company's view that a shareholder proposal and supporting statement (collectively, the "Proposal") submitted to the Company by Bryan Suchanyc ("Proponent") may properly be excluded from the Company's definitive proxy materials relating to the Company's 2017 annual meeting of shareholders pursuant to Rule 14a-8 and in accordance with the Staff's guidance regarding the substantive bases for the exclusion of such shareholder proposals.

On February 17, 2017, the Company received notification from the Proponent that the Proponent withdraws the Proposal (the "Notice of Withdrawal"). The Notice of Withdrawal is attached as Exhibit A. In reliance on the Notice of Withdrawal, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent.

Please do not hesitate to contact the undersigned, by telephone at (312) 984-7617 or by email at eorsic@mwe.com, if you require any additional information.

Sincerely,

Eric Orsic

Cc: Marec E. Edgar
Attachment

EXHIBIT A

NOTICE OF WITHDRAWAL

From: Jeremy Havens [mailto:jeremy@havenslaw.net]
Sent: Friday, February 17, 2017 10:25 AM
To: Orsic, Eric
Cc: Bryan Suchanyc; medgar@amcastle.com
Subject: RE: A. M. Castle & Co.

Dear Mr. Orsic,

I'm an attorney representing Bryan Suchanyc. In light of my client's discovery of the negative covenants in the Company's debt obligations as cited in your No Action Request to the S.E.C. dated February 16, 2017, my client hereby affirmatively withdraws his revised Proposal dated February 8, 2016. Mr. Suchanyc wishes to avoid any unnecessary additional time and expense on behalf of the Company in seeking to exclude this Proposal from its Proxy materials. We sincerely hope you find this withdrawal helpful.

Best regards,

Jeremy L. Havens, Esq.

Havens Law Firm
28 Railroad Avenue, Suite 2C
Warwick, NY 10990
P: 845.987.8500
F: 212.457.1149
E: Jeremy@HavensLaw.net
www.HavensLaw.net

From: Bryan Suchanyc [mailto:bryansuchanyc@crossmanagementcorp.com]
Sent: Thursday, February 16, 2017 3:59 PM
To: Jeremy Havens <jeremy@havenslaw.net>
Subject: FW: A. M. Castle & Co.

From: Orsic, Eric [mailto:eorsic@mwe.com]
Sent: Thursday, February 16, 2017 3:30 PM
To: Bryan Suchanyc <bryansuchanyc@crossmanagementcorp.com>
Cc: Edgar, Marec (medgar@amcastle.com) <medgar@amcastle.com>
Subject: A. M. Castle & Co.

Dear Mr. Suchanyc,

The attached correspondence was submitted to the Securities and Exchange Commission today.

Eric Orsic
Partner

McDermott Will & Emery LLP 227 West Monroe Street | Chicago, IL 60606-5096
Tel +1 312 984 7617 | Mobile +1 312 451 2278 | Fax +1 312 984 7700

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McDermott
Will & Emery

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

February 16, 2017

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended -- Rule 14a-8;
Stockholder Proposal Submitted to A.M. Castle & Co.

Ladies and Gentlemen:

This firm serves as counsel for A.M. Castle & Co. (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its definitive proxy materials (the "Proxy Materials") relating to its 2017 annual meeting of shareholders a shareholder proposal and supporting statement (collectively, the "Proposal") submitted to the Company by Bryan Suchanyc ("Proponent"). We also request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

This letter and its attachments are being submitted via electronic mail in accordance with Staff Legal Bulletin 14D (Nov 7, 2008). In accordance with Rule 14a-8(j), we are simultaneously providing Proponent with a copy of this letter and notifying Proponent of the Company's intention to exclude the Proposal from the Proxy Materials.

Pursuant to Rule 14a-8(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files the Proxy Materials with the Commission. In this case, the Company acknowledges that it could not satisfy this requirement. However, Rule 14a-8(j)(1) permits the Company to submit this letter later than 80 calendar days before filing the Proxy Materials if it can demonstrate "good cause" for failing to comply with the deadline. The Company hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

- the date of the 2017 annual meeting of shareholders was advanced by the Company more than 30 days from the date of the previous year's meeting, from July 27 to June 7;

- as required by and in accordance with Rule 14a-5(f), the Company informed its shareholders of the new date of the 2017 annual meeting of shareholders by including a notice in a current report on Form 8-K filed with the Commission on January 5, 2017;

- the date on which the Company filed its Form 8-K containing the notice of the date of the Company's annual meeting was already less than 120 days prior to the date on which the Company anticipates filing its Proxy Materials;

- the notice on Form 8-K set the deadline for the shareholder proposals as January 27, 2017, which date is 83 days prior to the date at which the Company anticipates filing its Proxy Materials

- the January 27, 2017 the deadline for shareholder proposals still permitted the Company reasonable time to address any substantive and procedural flaws in such proposals;

- the Company would have unfairly prejudiced its stockholder by selecting and publishing a deadline for the submission of shareholder proposals substantially before January 27, 2017;

- the Proponent's initial submission contained two proposals and other procedural deficiencies and the Company promptly informed the Proponent of these deficiencies; and

- the Company has filed this letter with the Commission as soon as reasonably practical after receipt of the Proposal on February 8, 2017 which addressed the deficiencies in the Proponent's initial submission.

Rule 14a-8(k) requires proponents to send companies a copy of any correspondence that they submit to the Commission or the Staff. Accordingly, we request that if Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, that Proponent should concurrently furnish a copy of that correspondence to the Company with copy to my attention at McDermott Will & Emery, 227 West Monroe Street, Chicago, Illinois, 60606, via facsimile to 312-984-7700 or to the email address above.

THE PROPOSAL

The text of the resolution contained in the Proposal is copied below:

> **BE IT RESOLVED**: that the shareholders of A.M. Castle & Co. (the "Company") hereby request that the Board of Directors makes an offer to all shareholders to buyback

> up to an aggregate total of five million (5,000,000) shares of common stock at a price not to exceed thirty-nine cents ($0.39) per share through open market purchases on a daily basis between July 1, 2017 and December 31, 2017.

GROUNDS FOR EXCLUSION

As discussed more fully below, the Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the Proxy Materials in reliance on the following:

A. Rule 14a-8(i)(7), on the grounds that the Proposal deals with a matter relating to the Company's ordinary business operations; and

B. Rules 14a-8(i)(6) and 14a-8(i)(2), on the grounds that the Company lacks the power or authority to implement the Proposal because implementation of the Proposal would cause the Company to violate its existing contractual obligations and state corporate law.

BACKGROUND

On January 25, 2017, the Company's Secretary received an email from Proponent (the "Initial Letter") in which the Proponent submitted two proposals to the Company for inclusion in the Proxy Materials. In the Initial Letter, the Proponent stated that he has owned shares of the Company's stock for more than one year and that at the time he submitted the Initial Letter he owned 831,492 shares of the Company's stock. The Initial Letter also stated that he intends to hold such shares through the date of the annual shareholder meeting. As an attachment to the Initial Letter, Proponent provided statements from an account held under Oppenheimer & Co., Inc. The Initial Letter and its attachment are attached hereto as Appendix A.

After confirming with its transfer agent, the Company determined that Proponent was not a record holder of the Company's common stock. Further, the Proposal Letter did not provide adequate proof that Proponent is the beneficial owner of a requisite amount of the Company's common stock and that he has continuously held a requisite amount of such stock for the duration of the requisite period as set forth under Rule 14a-8(b)(1).

By letter dated and sent on January 30, 2017 (the "Deficiency Letter"), this firm on behalf of the Company notified Proponent that his submission was deficient for the reason that it included two shareholder proposals and for its failure to provide proof of beneficial ownership as required by Rule 14a-8(b). The Deficiency Letter further stated that Rule 14a-8(f) provided Proponent an opportunity to cure the deficiencies within 14 calendar days from the date of its receipt of notice of such deficiencies. The Deficiency Letter specified the methods by which a proponent who is not the record holder of its shares may demonstrate its ownership of a company's securities for

purposes of providing proof of eligibility. The Deficiency Letter included copies of Rule 14a-8 and Staff Legal Bulletin No. 14F (CF). A copy of the Deficiency Letter is attached hereto as Appendix B.

On February 8, 2017, the undersigned received a second email from Proponent containing an attached letter dated February 8, 2016 (the "Response Letter"). The Response Letter contained the first full and complete draft of the Proposal. The Response Letter further contained an attached written statement from Oppenheimer & Co., Inc., a DTC participant, verifying that Proponent continuously held for at least one year 16,000 shares of Company's common stock. The Response Letter is attached hereto as Appendix C.

After reviewing the Response Letter, we do not seek to exclude the Proposal pursuant to Rule 14a-8(f)(1) by challenging Proponent's proof of eligibility for submitting a shareholder proposal. Rather, we believe that the Proposal is not substantively proper under Rule 14a-8 and challenge its inclusion in the Proxy Materials on the following grounds.

A. The Proposal is properly excluded under Rule 14a-8(i)(7) on the grounds that the Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." SEC Release No. 34-40018 (May 21, 1998).

The Commission has stated that there are two central considerations underlying the policy behind the Rule 14a-8(i)(7) exclusion. The first is whether the subject matter of the proposal touches upon tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration is whether a shareholder proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission stated that this consideration would apply in the instance that the proposal imposes "specific time-frames or methods" on areas of management involving "intricate detail" or "complex policies."

The Staff has consistently taken the position that a shareholder proposal requiring a corporation to make purchases of its outstanding shares is a matter related to the conduct of its ordinary business operations and therefore excludable under Rule 14a-8(i)(7). See *Citigtoup Inc.* (Jan. 24, 2014) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal that relates to the implementation and particular terms of share repurchase program); *Vishay*

Intertechnology, Inc. (Mar. 23, 2009) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to repurchase and cancel class B shares in exchange for company's common stock); *Ryerson, Inc.* (Apr. 6, 2007) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to conduct share repurchases in amounts corresponding to the number of shares of common stock issuable pursuant to outstanding convertible notes); *Medstone International, Inc.* (May 1, 2003) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to repurchase one million shares of common stock at a set minimum price); *Apple Computer, Inc.* (Mar. 3, 2003) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to establish specified procedures for the design and implementation of a share repurchase program); *Astronics Corp.* (Mar. 2, 2001) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to redeem outstanding Class B shares and convert them to common stock); *Lucent Technologies* (Nov. 16, 2000) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to repurchase shares at a level that would negate dilution from shares issued under employee plans); *Ford Motor Co.* (Mar. 28, 2000) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal to institute a program to buy back $10 billon of stock during the calendar year).

The proposals in these examples, and the Staff's concurrence with their exclusion, illustrate that proposals which seek to direct a company's decision to repurchase its shares may properly be excluded under Rule 14a-8(i)(7). The repurchase of shares must be considered in light of a company's overall capital raising, capital management and financing activities. The complexity of such policies require knowledge of detailed company information and the sophistication to analyze and manage corporate risks, including risks posed to the corporation's credit, liquidity, reputation, or other risks associated with the company's financial well-being. As such, the formulation of such policies, including a company's commitment to implement a share repurchase program, fall properly within the ordinary business of a corporation. Such day-to-day decisions are best left to the authority of a corporation's board of directors and shareholders should not be permitted to steer such corporate policy by means of a shareholder proposal.

Further, the above mentioned proposals were excludable because they sought to impose specific mechanics and conditions on the terms of share repurchases. The decision regarding when, how and to what extent a company should repurchase its shares is dependent on a variety of constantly changing considerations. Such decisions require that the board be given the freedom to exercise its judgment without shareholder restrictions on the price, share quantity and time-frame for making such repurchases. Shareholder proposals which seek to restrict a board's discretion in these regards cross the line into impermissible shareholder micro-management of the ordinary business of a company. Thus, they are excludable from proxy materials based upon Rule 14a-8(i)(7).

It is unquestionable that the Proposal touches upon the ordinary business of the Company by mandating the repurchase of Company shares under specific terms and conditions. Not only is the subject matter of the Proposal improper for shareholder action, but the degree to which the Proposal seeks to micro-manage the mechanics and implementation of a share repurchase is

further evidence of its impermissible intrusion into the intricate details of the Company's day-to-day management. As the Staff has opined time and again, decisions regarding such business matters lie within the scope of the board's authority and are excludable when proposed by a shareholder. For these reasons, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7).

B. The Proposal is properly excluded under Rule 14a-8(i)(6) and 14a-8(i)(2) on the grounds that implementation of the Proposal would cause the Company to violate its contractual obligations and state corporate law.

Pursuant to Rule 14a-8(i)(6), a shareholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal. Further, a company may exclude a shareholder proposal from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to violate applicable law if such proposal were implemented.

The Staff has long held that a proposal may be excluded from a company's proxy materials if implementation of such proposal would cause the company to breach an existing contract. Staff Legal Bulletin No. 14B (September 15, 2004) ("Proposals that would result in the company breaching existing contractual obligations may be excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."); *see, e.g. Perrigo Co.* plc (Mar. 17, 2016) (citing Rule 14a-8 (i)(6) in the Staff's concurrence with the exclusion of a proposal that would cause the company to breach existing contractual obligations); *Citigroup Inc.* (Feb. 18, 2009) (citing Rule 14a-8(i)(1), (i)(2) and (i)(6) in the Staff's concurrence with the exclusion of a proposal that would cause the company to breach existing compensation agreements); *Selective Insurance Group, Inc.* (Mar. 24, 2003) (citing Rule 14a-8(i)(2) and (i)(6) in the Staff's concurrence with the exclusion of a proposal that would result in the company breaching existing contractual obligations); *Citigroup Inc.* (Feb. 18, 2003) (citing Rule 14a-8 (i)(2) in the Staff's concurrence with the exclusion of a proposal to abolish all stock option programs in breach of existing contractual obligations).

The Company is a party to a Credit and Guaranty Agreement, dated December 8, 2016 (the "Credit Agreement"), relating to the Senior Secured Credit Facilities, Initial Term Loan Facility, and Delayed Draw Term Loan Facility as described therein. Section 6.8 of the Credit Agreement provides the following:

> "No Credit Party shall, nor shall it permit any of its Subsidiaries to, . . . *acquire by purchase or otherwise* . . . the business, property or fixed assets of, or *stock or other evidence of beneficial ownership of, any Person* or any division or line of business or other business unit of any Person . . ." (emphasis added)

This negative covenant restricts the Company's abilities to purchase stock of any Person, including the stock of the Company. This negative covenant is qualified by a series of exceptions, none of which apply to the repurchase of shares from the Company's shareholders. As such, the restrictions imposed by this covenant prohibit the act which the Proposal mandates, i.e. the repurchase of the Company's stock.

The failure of the Company to comply with Section 6.8 constitutes an event of default under the Credit Agreement. A breach of the Credit Agreement would violate established New York law and could subject the Company to a monetary judgment for breach of contract and/or other remedies available under the Credit Agreement, including acceleration of the maturity of the facility, which could in turn trigger cascading accelerated maturities of certain other capital structure components of the Company. As such, the Proposal may be excluded from the Proxy Materials pursuant to and Rule 14a-8(i)(6) and Rule 14a-8(i)(2) because the Proposal would cause the Company to breach existing contractual obligations under the Credit Agreement and potentially result in significant deleterious effects to the Company's financial condition.

The Staff has also concurred with the exclusion of proposals that would cause a company's directors to violate state law. Adoption of Amendments Relating to Proposal by Security Holders, Exchange Act Release No. 34-12999 (Nov. 22, 1976) ("[P]roposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [state corporation] statute."); *see, e.g.*, *Vail Resorts, Inc.* (Sept. 16, 2011) (citing Rule 14a-8(i)(2) in the Staff's concurrence with the exclusion of a proposal requesting that the board take actions to prioritize distributions above other financial decisions); *Citigroup Inc.* (Feb. 22, 2012) (same); *Monsanto Co.* (Nov. 7, 2008) (same); *GenCorp Inc.* (Dec. 20, 2004) (same).

The Company is incorporated in Maryland and thus is subject to Maryland's laws governing the "internal affairs" of corporations. Except to the extent that a corporate transaction or decision must, by law or by virtue of the corporate charter, be approved by the shareholders, a corporation's directors, either directly or through the officers of the corporation, shall manage "all business and affairs" of a corporation, whether or not in the ordinary course. See Section 2–401 of the Maryland General Corporation Law (the "MGCL"). Under the MGCL, "[s]hareholders are not ordinarily permitted to interfere in the management of the company; they are the owners of the company but not its managers." *Werbowsky v. Collomb*, 766 A.2d 123, 133 (Md. 2001); See *Hecht v. Resolution Trust Corp.*, 635 A.2d 394, 398 (Md. 1994) ("[D]irectors of a corporation exercise all powers of the corporation, unless conferred on or reserved to stockholders.").

Under Sections 2–309 and 2–310 of the MGCL, any "distribution" to a corporation's stockholders, including a stock repurchase, or other acquisition by the corporation of its own stock must be authorized by the corporation's board of directors. See *Renbaum v. Custom Holding, Inc.* ("[T]he decision to distribute dividends is a discretionary act by the board of

directors in most cases.") Further, Section 2–315 of the MGCL imposes personal liability on any director who votes for or assents to a distribution made in violation of the MGCL or the charter.

The Proposal, by virtue of its subject matter, constitutes improper shareholder action under the MGCL because it would usurp the power of the Company's board of directors to manage the business and affairs of the Company. As provided under the MGCL, the actions sought by the Proposal fall squarely within the powers of the Company's board of directors. Adoption of the Proposal would mandate that Company's board of directors take specific action with regard to the management of capital. Further, the Proposal would impose specific requirements and restrictions on the manner in which the board may make distributions to the Company's shareholders. Under the MGCL, such requirements, when imposed by a corporation's shareholders, constitute an unlawful limitation on the board of directors' authority and intrusion into the exercise of the board members' discretion in accordance with their fiduciary duties. Accordingly, the Proposal improperly limits the board of directors' ability to act in the best interests of Company and its shareholders.

The Proposal's conflict with the contractual obligations of the Company and the governance principles of Maryland law renders the Company lacking in both power and authority necessary to implement the Proposal. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(2).

CONCLUSION

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position. Furthermore, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on the justifications provided herein. Please do not hesitate to contact the undersigned, by telephone at (312) 984-7617 or by email at eorsic@mwe.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,

Eric Orsic

Cc: Marec E. Edgar
Attachment

APPENDIX A

INITIAL LETTER

From: Bryan Suchanyc [mailto:bryansuchanyc@crossmanagementcorp.com]
Sent: Wednesday, January 25, 2017 5:59 PM
To: Edgar, Marec <medgar@amcastle.com>
Subject: 2017 shareholder meeting

A.M. Castle &Co.
Marec Edgar
Executive Vice President
General Counsel
Secretary & Chief Administrative officer

In regards to your 8k filed on January 5th 2017, I am requesting to have 2 proposal's included in your proxy materials for the 2017 annual meeting to be held June 7th 2017. I have also attached several confirmations of purchased securities that I have directly owned for more than 1 year and I intend to hold these shares through the date of the annual shareholder meeting. I currently own 831,492 shares as of today.

Proposal #1- I am proposing that the company expand the current board of directors by 1 more person and I nominate myself to be that director.
Proposal #2-I am proposing that the company makes an offer to all shareholders to buyback a total of 5 million shares of stock at a price of .39 cents per share on or before august 1st 2017. This offer would help offset the potential dilution of the 5 million warrants that were recently issued.

Thank you,
Bryan Suchanyc
Cross Management Corp
Suite 1200
10 east 40th street
NY, NY 10016
212 922 1110

Pages 15 through 20 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

APPENDIX B

DEFICIENCY LETTER

McDermott
Will & Emery

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.
Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

January 30, 2017

VIA EMAIL AND FEDERAL EXPRESS
Bryan Suchanyc
Cross Management Corp
Suite 1200
10 East 40th Street
New York, NY 10016

Dear Mr. Suchanyc:

This firm serves as counsel for A.M. Castle & Co. (the "Company"). I am writing on behalf of the Company in response to your email to Marec Edgar, Executive Vice President, General Counsel, Secretary and Chief Administrative Officer, which was received by the Company on January 25, 2017.

Your email requests the inclusion of certain stockholder proposals (the "Proposals") in the Company's proxy statement for its 2017 Annual Meeting of Stockholders. While the Company does not believe the Proposals are substantively proper for inclusion in its proxy statement, the Company is obliged pursuant to Rule 14a-8 of the Rules and Regulations of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), to inform you of certain procedural and eligibility deficiencies with respect to your submission of the Proposals. A copy of Rule 14a-8 is attached to this letter as Appendix A.

First, the submission of the Proposals is deficient because it includes more than one proposal. Pursuant to Rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The submission received by the Company contains two distinct proposals: (1) that the Company expand by one the number of directors who serve on its board of directors and nominate you as a director to serve on its board of directors, and (2) that the Company implement a buyback of shares in the Company's common stock.

Second, our records indicate that you are not a record holder of the Company's common stock. A proponent who is not a record holder must demonstrate its ownership of a company's securities in either of two ways:

1. By providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on the date of the stockholder's submission of the proposal, the stockholder had continuously held, for at least one year, the requisite number or value of securities; or

2. By providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting the stockholder's ownership of the requisite number or value of shares as of or before the date on which the one-year eligibility period began, together with a written statement that the stockholder continuously held the shares for the one-year period as of date of the statement.

The submission of the Proposals was deficient since it did not include a written statement from the record holder of shares of the Company that you claim to own verifying that, at the time of your submission of the Proposals, you had continuously held the requisite number or value of shares of the Company for at least one year preceding and including the date of your submission of the Proposals as required by Rule 14a-8(b) nor did it include the information and SEC filings referenced in paragraph 2 above. As stated in Securities Exchange Commission ("SEC") Staff Legal Bulletin No. 14F (CF), Depository Trust Company ("DTC") participants are viewed as the "record" holders of securities that are deposited at the DTC (a copy of SEC Staff Legal Bulletin No. 14F (CF) is attached to this letter as Appendix B). A proponent who is not a record holder must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories/. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal – with one statement from the proponent's broker or bank confirming the required ownership and one statement from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8(f) provides proponents an opportunity to cure deficiencies in their proposals. To cure the above mentioned deficiencies, your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification. Please send any response to my attention at McDermott Will & Emery, 227 West Monroe Street, Chicago, Illinois 60606, via facsimile to 312-984-7700 or to the e-mail address above.

Once we receive any response, the Company will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for its 2017 Annual Meeting of Stockholders. The Company reserves the right to seek relief from the SEC as appropriate.

Sincerely,

Eric Orsic

cc: Marec E. Edgar
Attachment

Appendix A

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your

representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Appendix B

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. **Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on

the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3]

If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

APPENDIX C

RESPONSE LETTER

February 8, 2017

Via Email (eorsic@mwe.com)

McDermott Will & Emery
Attn: Eric Orsic
227 West Monroe Street
Chicago, IL 60606

Re: Letter dated January 30, 2017, rejecting stockholder proposal dated January 25, 2017

Dear Mr. Orsic:

In response to your above-referenced letter, I am requesting to have the following Proposal included in the proxy materials for the A.M. Castle & Co. 2017 annual meeting to be held June 7th 2017. As noted in the attached statement from Oppenheimer & Co. Inc (the DTC and record holder), I am the beneficial owner of shares of A.M. Castle & Co. common stock in excess of $2,000.00 in market value, and have been for a period in excess of 1 year prior to and including Jan 25, 2017 (the date of your receipt of my original proposal via email), and I intend to hold such shares through the date of the annual shareholder meeting.

Proposal

BE IT RESOLVED: that the shareholders of A.M. Castle & Co. (the "Company") hereby request that the Board of Directors makes an offer to all shareholders to buyback up to an aggregate total of five million (5,000,000) shares of common stock at a price not to exceed thirty-nine cents ($0.39) per share through open market purchases on a daily basis between July 1, 2017 and December 31, 2017.

Supporting Statement

On November 1, 2016, and November 2, 2016, the Company entered into commitment letters (each, a "Commitment Letter") with certain financial institutions (the "Financial Institutions") in order to replace, and repay any amounts (and cash collateralization of any undrawn letters of credit) outstanding under, the Company's existing revolving loan and security agreement with Wells Fargo Bank, National Association as lender and administrative agent (the "Existing Credit Agreement"). Pursuant to the terms of the Commitment Letters, the Company's new Credit Facilities from the Financial Institutions will take the form of senior-secured, first-lien, term loan credit facilities in an aggregate principal amount of up to $100.0 million. In connection therewith, commitments pursuant the Existing Credit Agreement will be terminated and liens granted to the collateral agent pursuant thereto will be released in full.

Upon initial funding of the Credit Facilities, the Financial Institutions will be issued warrants (the "Warrants") to purchase an aggregate of 5,000,000 shares of the common stock of the Company, pro rata based on the principal amount of each Financial Institution's commitment. The Warrants will have exercise prices as follows: (a) 50% of the Warrants will have an exercise price of $0.50 per share and will expire 18 months from the date of grant [June 8, 2018] and (ii) the remaining 50% of the Warrants will have an exercise price of $0.65 per share and will expire 18 months from the date of the grant [June 8, 2018].

The above excerpt and more details can be found at:
https://www.castlemetals.com/_ui/pdf/corporateannouncements/Press%20Release.2016-11-04.pdf

This offer would help offset the potential dilution of current shareholders by the 5 million warrants that were recently issued.

End of Supporting Statement

Please direct all correspondence regarding this proposal to:

Bryan Suchanyc, Cross Management Corp, 10 East 40th St, Suite 1200, New York, NY 10016 or to my email at bryansuchanyc@crossmanagementcorp.com.

Thank you,

Bryan Suchanyc
Cross Management Corp
10 East 40th St, Suite 1200
NY, NY 10016
212 922 1110

Cc: Marec E. Edgar (via email: medgar@amcastle.com)

OPPENHEIMER

Oppenheimer & Co. Inc.
100 Mill Plain Road
2nd Floor
Danbury, CT 06811
Phone 203-791-4600
Fax 203-792-5980
Toll Free 800-243-2934

Transacts Business on all Principal Exchanges

February 7, 2017

McDermott Will & Emory
227 West Monroe St.
Chicago, Ill 60606

RE: Proposal to the Board of A.M. Castle
By Bryan Suchanyc

Dear Sirs:

This letter is to confirm the holdings of Mr. Suchanyc at our firm - Oppenheimer & Co. Inc. These shares are held at the Depository Trust Company for the benefit of Mr. Suchanyc.

As of January 25th, 2017, Bryan J. Suchanyc held, and has held continuously for at least one year, 16,000 shares of A.M. Castle & Co. Class 'A' Common Stock. The approximate aggregate value of these shares at the time of purchase was $33,901.50.

Sincerely,

William Ostrand
Senior Director – Investments
Oppenheimer & Co. Inc.